Exhibit 99.2

Exhibit I

Management’s Assertion Concerning Compliance
with USAP Minimum Servicing Standards

March 28, 2006

As of and for the year ended December 31, 2005, The CIT Group/Equipment Financing, Inc. (the “Company”), a wholly-owned subsidiary of CIT Group Inc., has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (“USAP”), to the extent the procedures in such are applicable to the servicing obligations set forth in the Servicing Agreements for CIT Equipment Collateral 2005-EF1. During the year ended December 31, 2005, certain instances of noncompliance with the standards occurred as noted below:

Payments

Standard: Payments made in accordance with the lease/loan documents shall be posted to the applicable records within two business days of receipt.

A payment was identified that was posted to the related records four days after receipt.

As of and for this same period, CIT Group Inc. had in effect a financial institution bond, computer crime policy and error and omissions policy in the following amounts:

Insurance Type	Coverage
Financial institution bond	$120 million
Computer crime policy	$120 million
Errors and omissions	$15 million

/s/ Michael Brown
Michael Brown President – Diversified Industries The CIT Group/Equipment Financing, Inc. /s/ Ronald Riecks
Ronald Riecks President – Construction The CIT Group/Equipment Financing, Inc. /s/ Thomas Magrath
Thomas Magrath Executive Vice President & Chief Credit Officer The CIT Group/Equipment Financing, Inc. /s/ Barbara Galaini
Barbara Galaini Senior Vice President & Controller, Capital Finance The CIT Group/Equipment Financing, Inc. /s/ Mark Carlson
Mark Carlson Senior Vice President – Corporate Treasury The CIT Group/Equipment Financing, Inc.